                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              KPMG CONSULTING, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

================================================================================

 Options to Purchase Common Stock, $0.01 Par Value Per Share, Having an Exercise
                           Price of $55.50 Per Share
                         (Title of Class of Securities)

                                    48265R109
         (CUSIP Number of Class of Securities (Underlying Common Stock))

================================================================================

                              David W. Black, Esq.
             Executive Vice President, General Counsel and Secretary
                              KPMG Consulting, Inc.
                            1676 International Drive
                             McLean, Virginia 22102
                                  703-747-3000
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Wm. David Chalk, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                                6225 Smith Avenue
                         Baltimore, Maryland 21209-3600
                                  410-580-3000

================================================================================
                            CALCULATION OF FILING FEE

   Transaction Valuation *                            Amount of Filing Fee * **
   ---------------------                              --------------------

      $39,977,822.00                                       $3,680.00

================================================================================

* Estimated solely for purposes of calculating the amount of the filing fee. The filing fee calculation assumes that eligible options to purchase 5,703,491 shares of common stock of KPMG Consulting, Inc. having an exercise price of $55.50 per share will be exchanged pursuant to this offer. In accordance with Rule 0-11 under the Securities

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Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($39,977,822.00), multiplied by (b) $92.00 per million.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:   $3,680.00
     Form or Registration No.: Schedule TO
     Filing party:             KPMG Consulting, Inc.
     Date filed:               February 1, 2002

[_] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") is being filed by KPMG Consulting, Inc. (the "Company") and relates to an offer by the Company to exchange options ("Eligible Options") outstanding under the KPMG Consulting, Inc. 2000 Long-Term Incentive Plan, as amended (the "2000 LTIP") to purchase shares of its common stock, par value $0.01 per share ("Common Stock") with an exercise price of $55.50 per share, held by eligible optionholders of the Company, for replacement options (the "Replacement Options") to purchase shares of Common Stock upon the terms and subject to the conditions described in the document entitled Offer to Exchange Certain Outstanding KPMG Consulting, Inc. Stock Options Having an Exercise Price of $55.50 Per Share, dated February 1, 2002 (as amended from time to time, the "Offer to Exchange") that is attached as Exhibit (a)(1)(i) to the Schedule TO filed on February 1, 2002 and, as amended by this Amendment No. 1, is incorporated herein by reference. The Replacement Options will (1) be exercisable for the same number of shares of Common Stock underlying the Eligible Options they replace, subject to adjustments for any stock splits, stock dividends and similar events; (2) have a per-share exercise price equal to 110% of the last sale price of the Common Stock as reported by the Nasdaq National Market on the date the Replacement Options are granted; (3) be granted under the 2000 LTIP; (4) subject to a new option agreement and award notice, vest 1/3 on each of the first three anniversaries of the date the Replacement Options are granted, regardless of the vesting schedule that was applicable to the Eligible Options tendered for exchange and regardless of whether or not the Eligible Options were fully or partially vested; and (5) expire on the 10th anniversary of the date the Replacement Options are granted.


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Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by deleting in its entirety the section in the Offer to Exchange entitled "6. Conditions of this Offer" and replacing such section with the following:

"6.  Conditions of this Offer.

Notwithstanding any other provision of this offer, we will not be required to accept any eligible options tendered for exchange, and we may cancel, extend or amend this offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the expiration date, any of the following events has occurred:

(a) there shall have been any action or proceeding threatened, pending or taken, or approval, exemption or consent withheld or withdrawn and required to be obtained, or provided subject to conditions, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or to us or any of our subsidiaries, by or from any court, government or governmental, regulatory or administrative agency, authority or tribunal, in any such case that, in our reasonable judgment, would or might directly or indirectly:

     (i) make it illegal for us to accept some or all of the tendered options for exchange, or to issue some or all of the replacement options, or otherwise restrict or prohibit consummation of this offer or otherwise relate in any manner to this offer;

     (ii)   require that we obtain stockholder approval of this offer;

     (iii) delay or restrict our ability, or render us unable, to accept the tendered options for exchange or to grant replacement options for some or all of the tendered options; or

     (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of us or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries, or materially impair the contemplated benefits of this offer to us.

(b) there is any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, over-the-counter market, or Nasdaq, the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(c) there is any commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(d) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record compensation expense against our earnings in connection with this offer for financial reporting purposes;

(e) another person, entity or "group," within the meaning of Section 13(d)(3) of the Exchange Act, publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

     (i) any such person, entity or group has acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding shares of common stock, or any new group is formed that beneficially owns more than 5% of our outstanding common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;


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     (ii)   any such person, entity or group that has filed a Schedule 13D or
            Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding common stock; or

     (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to us;

(f) there occurs any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

(g) any decrease of greater than 50% in the market price of shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), income, operations or prospects or us or any of our subsidiaries;

(h) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 20% measured during any time period after the close of business on the date hereof;

(i) any change or changes occurs in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of us or any of our subsidiaries that, in our reasonable judgment, is materially adverse to us or materially impairs the contemplated benefits of this offer to us; or

(j) in case any of the foregoing exist at the date hereof, a material acceleration or worsening thereof.

The conditions to this offer are for our benefit. We may assert them in our sole discretion prior to the expiration of this offer regardless of the circumstances giving rise to them. We may waive them, in whole or in part, at any time and from time to time prior to the expiration of this offer, in our sole discretion, whether or not we waive any other condition to this offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. Any determination we make concerning the events described in this
Section 6 will be final and binding upon all persons. Upon any cancellation of this offer, all eligible options, whether or not tendered as part of this offer, will remain outstanding upon their current terms and conditions."

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended in order to include Exhibit No.
(a)(1)(xiii) and revise the table to indicate that certain other exhibits were previously filed as exhibits to the Schedule TO filed on February 1, 2002, as follows:

"Item 12. Exhibits.

Exhibit No.     Description
(a)(1)(i)       Offer to Exchange Certain Outstanding KPMG Consulting, Inc.
                Stock Options Having an Exercise Price of $55.50 Per Share,
                dated February 1, 2002.*
(a)(1)(ii)      E-mail Communication to Eligible KPMG Consulting, Inc.
                Optionholders, dated February 1, 2002.*
(a)(1)(iii)     E-mail Communication to Eligible KPMG Consulting, Inc.
                Optionholders, dated February 1, 2002.*
(a)(1)(iv)      Election Form.*
(a)(1)(v)       Form of Communication to Eligible and Participating KPMG
                Consulting, Inc. Optionholders Confirming Receipt of Election
                Form.*
(a)(1)(vi)      Notice of Withdrawal.*
(a)(1)(vii)     Form of Communication to Eligible KPMG Consulting, Inc.
                Optionholders to be Delivered on or around February 14, 2002.*
(a)(1)(viii)    Form of Rights Letter.*
(a)(1)(ix)      Form of Communication to Rejected Tendering KPMG Consulting,
                Inc. Optionholders.*


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(a)(1)(x)       Form of Communication to Eligible and Participating KPMG
                Consulting, Inc. Optionholders to be Delivered on or around
                September 3, 2002.*
(a)(1)(xi)      KPMG Consulting, Inc. Annual Report on Form 10-K for the
                fiscal year ended June 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on September 28,
                2001 and incorporated herein by reference.
(a)(1)(xii)     KPMG Consulting, Inc. Quarterly Report on Form 10-Q for the
                quarterly period ended September 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on
                November 14, 2001 and incorporated herein by reference.
(a)(1)(xiii)    KPMG Consulting, Inc. Quarterly Report on Form 10-Q for the
                quarterly period ended December 31, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on February 12, 2002 and incorporated herein by reference.
(a)(2)          Not applicable.
(a)(3)          Not applicable.
(a)(4)          Not applicable.
(a)(5)          Not applicable.
(b)             Not applicable.
(d)(1)          KPMG Consulting, Inc.'s Amended and Restated Certificate of
                Incorporation, dated as of February 7, 2001, which is incorporated herein by reference to Exhibit 3.1 to KPMG
                Consulting, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on May 15, 2001.
(d)(2)          KPMG Consulting, Inc.'s Amended and Restated By-Laws, which are incorporated herein by reference to Exhibit 3.2 to KPMG
                Consulting, Inc.'s Registration Statement on Form S-1
                (Registration No. 333-36328), as filed with the Securities and Exchange Commission on May 5, 2000.
(d)(3)          KPMG Consulting, Inc. 2000 Long-Term Incentive Plan, as amended through March 30, 2001, which is incorporated herein by reference to Exhibit 10.15 to KPMG Consulting, Inc.'s Annual
                Report on Form 10-K for the fiscal year ended June 30, 2001
                (File No. 0-31351), as filed with the Securities and Exchange
                Commission on September 28, 2001.
(d)(4)          Form of KPMG Consulting, Inc. Stock Option Agreement for
                Employees, pursuant to the KPMG Consulting, Inc. 2000 Long-Term
                Incentive Plan, for U.S. Persons, including Form of Award
                Notice.*
(d)(5)          Form of KPMG Consulting, Inc. Stock Option Agreement for
                Employees, pursuant to the KPMG Consulting, Inc. 2000 Long-Term
                Incentive Plan, for non-U.S. Persons, including Form of Award
                Notice.*
(d)(6)          Form of KPMG Consulting, Inc. Stock Option Agreement for
                Non-Employee Directors, pursuant to the KPMG Consulting, Inc.
                2000 Long-Term Incentive Plan, including Form of Award Notice.*
(d)(7)          KPMG Consulting, Inc. Employee Stock Purchase Plan, which is incorporated herein by reference to Exhibit 4.3 to KPMG
                Consulting, Inc.'s Registration Statement on Form S-8
                (Registration No. 333-55354), as filed with the Securities and Exchange Commission on February 9, 2001.
(d)(8)          KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 10.20 to KPMG Consulting, Inc.'s
                Registration Statement on Form S-1/A (Registration No.
                333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.
(d)(9)          Amendment No. 1 to KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 4.4 to KPMG
                Consulting, Inc.'s Registration Statement on Form S-8
                (Registration No. 333-55380), as filed with the Securities and Exchange Commission on February 9, 2001.
(d)(10)         Form of Member Distribution Agreement for KPMG Consulting
                Qualified Employees, which is incorporated herein by reference to Exhibit 10.6 to KPMG Consulting, Inc.'s Registration
                Statement on Form S-1/A (Registration No. 333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.
(d)(11)         Investor Rights Agreement dated as of January 31, 2000 among
                KPMG LLP, Cisco Systems, Inc. and KPMG Consulting, Inc., which is incorporated herein by reference to Exhibit 10.12 to KPMG
                Consulting, Inc.'s Registration Statement on Form S-1/A
                (Registration No. 333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.
(g)             Not applicable.
(h)             Not applicable.

* Previously filed as an exhibit to the Schedule TO filed on February 1, 2002."


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                          KPMG Consulting, Inc.

                                          By:    /s/ Randolph C. Blazer
                                                 -------------------------
                                          Name:  Randolph C. Blazer
                                          Title: Chairman of the Board, Chief
                                                 Executive Officer and President
                                          Date:  February 19, 2002


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

                                INDEX TO EXHIBITS

Exhibit No.     Description
(a)(1)(i)       Offer to Exchange Certain Outstanding KPMG Consulting, Inc.
                Stock Options Having an Exercise Price of $55.50 Per Share,
                dated February 1, 2002.*
(a)(1)(ii)      E-mail Communication to Eligible KPMG Consulting, Inc.
                Optionholders, dated February 1, 2002.*
(a)(1)(iii)     E-mail Communication to Eligible KPMG Consulting, Inc.
                Optionholders, dated February 1, 2002.*
(a)(1)(iv)      Election Form.*
(a)(1)(v)       Form of Communication to Eligible and Participating KPMG
                Consulting, Inc. Optionholders Confirming Receipt of Election
                Form.*
(a)(1)(vi)      Notice of Withdrawal.*
(a)(1)(vii)     Form of Communication to Eligible KPMG Consulting, Inc.
                Optionholders to be Delivered on or around February 14, 2002.*
(a)(1)(viii)    Form of Rights Letter.*
(a)(1)(ix)      Form of Communication to Rejected Tendering KPMG Consulting,
                Inc. Optionholders.*
(a)(1)(x)       Form of Communication to Eligible and Participating KPMG
                Consulting, Inc. Optionholders to be Delivered on or around
                September 3, 2002.*
(a)(1)(xi)      KPMG Consulting, Inc. Annual Report on Form 10-K for the
                fiscal year ended June 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on September 28,
                2001 and incorporated herein by reference.
(a)(1)(xii)     KPMG Consulting, Inc. Quarterly Report on Form 10-Q for the
                quarterly period ended September 30, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on
                November 14, 2001 and incorporated herein by reference.
(a)(1)(xiii)    KPMG Consulting, Inc. Quarterly Report on Form 10-Q for the
                quarterly period ended December 31, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on February 12, 2002 and incorporated herein by reference.
(a)(2)          Not applicable.
(a)(3)          Not applicable.
(a)(4)          Not applicable.
(a)(5)          Not applicable.
(b)             Not applicable.
(d)(1)          KPMG Consulting, Inc.'s Amended and Restated Certificate of
                Incorporation, dated as of February 7, 2001, which is incorporated herein by reference to Exhibit 3.1 to KPMG
                Consulting, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 (File No. 0-31351), as filed with the Securities and Exchange Commission on May 15, 2001.
(d)(2)          KPMG Consulting, Inc.'s Amended and Restated By-Laws, which are incorporated herein by reference to Exhibit 3.2 to KPMG
                Consulting, Inc.'s Registration Statement on Form S-1
                (Registration No. 333-36328), as filed with the Securities and Exchange Commission on May 5, 2000.
(d)(3)          KPMG Consulting, Inc. 2000 Long-Term Incentive Plan, as amended through March 30, 2001, which is incorporated herein by reference to Exhibit 10.15 to KPMG Consulting, Inc.'s Annual
                Report on Form 10-K for the fiscal year ended June 30, 2001
                (File No. 0-31351), as filed with the Securities and Exchange
                Commission on September 28, 2001.
(d)(4)          Form of KPMG Consulting, Inc. Stock Option Agreement for
                Employees, pursuant to the KPMG Consulting, Inc. 2000 Long-Term
                Incentive Plan, for U.S. Persons, including Form of Award
                Notice.*
(d)(5)          Form of KPMG Consulting, Inc. Stock Option Agreement for
                Employees, pursuant to the KPMG Consulting, Inc. 2000 Long-Term
                Incentive Plan, for non-U.S. Persons, including Form of Award
                Notice.*
(d)(6)          Form of KPMG Consulting, Inc. Stock Option Agreement for
                Non-Employee Directors, pursuant to the KPMG Consulting, Inc.
                2000 Long-Term Incentive Plan, including Form of Award Notice.*
(d)(7)          KPMG Consulting, Inc. Employee Stock Purchase Plan, which is incorporated herein by reference to Exhibit 4.3 to KPMG
                Consulting, Inc.'s Registration Statement on Form S-8
                (Registration No. 333-55354), as filed with the Securities and Exchange Commission on February 9, 2001.
(d)(8)          KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 10.20 to KPMG Consulting, Inc.'s
                Registration Statement on Form S-1/A (Registration No.
                333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.

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(d)(9)          Amendment No. 1 to KPMG Consulting, Inc. 401(k) Plan, which is incorporated herein by reference to Exhibit 4.4 to KPMG Consulting, Inc.'s Registration Statement on Form S-8 (Registration No. 333-55380), as filed with the Securities and Exchange Commission on February 9, 2001.
(d)(10) Form of Member Distribution Agreement for KPMG Consulting Qualified Employees, which is incorporated herein by reference to Exhibit 10.6 to KPMG Consulting, Inc.'s Registration Statement on Form S-1/A (Registration No. 333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.
(d)(11) Investor Rights Agreement dated as of January 31, 2000 among KPMG LLP, Cisco Systems, Inc. and KPMG Consulting, Inc., which is incorporated herein by reference to Exhibit 10.12 to KPMG Consulting, Inc.'s Registration Statement on Form S-1/A (Registration No. 333-36328), as filed with the Securities and Exchange Commission on August 7, 2000.
(g)             Not applicable.
(h)             Not applicable.

* Previously filed as an exhibit to the Schedule TO filed on February 1, 2002."